ARKEMA RECEIVED

2007 FEB -6 A 11:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

February 2nd, 2007

07020827

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

Rule 12g3-2(b) Exemption
File No. 082-34965

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended (***the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

PROCESSED

FEB 0 8 2007

THOMSON FINANCIAL

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

ARKEMA

Enclosed documents

- Press release : "Arkema has finalized the sale of Cerexagri to United Phosphorus Limited"

ARKEMA

Press release

Communiqué de presse

Paris, February 2nd 2007

Arkema has finalized the sale of Cerexagri to United Phosphorus Limited

Arkema has finalized the sale of Cerexagri, which specializes in the formulation and production of plant protection products, to the Indian company United Phosphorus Limited (UPL).

United Phosphorus Limited is a fast expanding Indian agrochemicals company listed on the Bombay stock exchange and on the Indian National Stock Exchange.

The divestiture of Cerexagri represents an initial stage in the selective portfolio management set out by Arkema in September 2006, whereby the Company plans to sell non-core assets for an overall amount of € 300 million to € 400 million in revenues and to make targeted acquisitions in its core activities.

This divestiture and the restructuring plans announced in January 2007 are part of the strong transformation and recovery drive launched by Arkema at the time of its creation.

A global chemical player, Arkema combines 3 related and integrated business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 18400 employees, Arkema achieves sales of 5.7 billion euros*. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.*
** 2005 data*

CONTACT :

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	Fax : +33 1 49 00 50 24	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	Fax : +33 1 49 00 50 24	E-mail : sophie.fouillat@arkema.com

END